SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit
Number

99.1	2016 Third Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 27, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2016 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2016 third quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the fifteenth meeting of the eighth session of the Board for the consideration of the 2016 third quarterly report, and have adopted the 2016 third quarterly report at the meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, director and Chief Financial Officer overseeing the accounting operations, and Mr. Zhang Feng, person-in-charge of Accounting Department and Deputy Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4 The financial report of the Company for the nine-month period ended 30 September 2016 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and is unaudited.

1.5 On 13 January 2016, the National Development and Reform Commission announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No.64) (the “Notice”), stating that when the price of crude oil in the international market — with which the domestic refined oil price is affiliated — is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the so-called “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A dedicated account will be set up which requires the approval of the government before using. The fund will mainly be used for energy conservation, emissions reduction, oil product quality upgrading and oil supply security. Specific management measures will be announced separately.” As at the date of this Report, the specific management measures have not been announced yet, and the Company has not withdrawn any provisions.

2.	Key Financial Data & Change in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	30,258,675	28,022,171	7.98
Total equity attributable to equity shareholders of the Company (RMB’000)	22,949,885	19,838,862	15.68

	From the beginning of the year to the end of the Reporting Period (January to September 2016)	From the beginning of the year to the end of the Reporting Period last year (January to September 2015)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (RMB’000)	5,301,471	3,388,685	56.45

	From the beginning of the year to the end of the Reporting Period (January to September 2016)	From the beginning of the year to the end of the Reporting Period last year (January to September 2015)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	54,584,662	61,557,902	-11.33
Net profit attributable to equity shareholders of the Company (RMB’000)	4,130,061	2,245,704	83.91
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	4,089,900	2,218,532	84.35
Return on net assets (weighted average) (%)	18.832	12.669	Increased by 6.163 percentage points
Basic earnings per share (RMB/share)	0.382	0.208	83. 65
Diluted earnings per share (RMB/share)	0.382	0.208	83.65

Excluding non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September 2016)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September 2016)
Net losses on disposal of non-current assets	-7,216	-31,193
Employee reduction expenses	-1,204	-5,851
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	107,345	121,625
Income from external entrusted loans	10,002	11,004
Other non-operating income and expenses other than those mentioned above	-23,500	-37,493
Tax effect for the items above	-21,142	-14,289
Effect on minority interests (after tax)	-3,214	-3,642
Total	61,071	40,161

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders						126,843
Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.56	0	Nil	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	3,454,879,321	31.99	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	309,106,676	2.86	0	Nil	—	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Nil	—	Others
NSSF Four Hundred Fourteen Combination	34,999,808	0.32	0	Nil	—	Others
Guotaijunan Futures Limited — Xinyue No.10 Asset Management Plan	29,700,000	0.28	0	Nil	—	Others
Shanghai Kangli Gong Mao Company	22,325,300	0.21	0	Nil	—	Others
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	0.18	0	Nil	—	Others
NSSF Four Hundred One Combination	18,000,000	0.17	0	Nil	—	Others
NSSF Four Hundred Twelve Combination	16,978,797	0.16	0	Nil		Others

Shareholding of the top ten shareholders of shares without selling restriction
	Number of unrestricted shares in circulation held	Type and number of shares
Name of shareholder		Type	Number
China Petroleum & Chemical Corporation	5,460,000,000	RMB-denominated ordinary shares	5,460,000,000
HKSCC (Nominees) Limited	3,454,879,321	Overseas listed foreign shares	3,454,879,321
China Securities Finance Corporation Limited	309,106,676	RMB-denominated ordinary shares	309,106,676
Central Huijin Investment Ltd.	67,655,800	RMB-denominated ordinary shares	67,655,800
NSSF Four Hundred Fourteen Combination	34,999,808	RMB-denominated ordinary shares	34,999,808
Guotaijunan Futures Limited — Xinyue No.10 Asset Management Plan	29,700,000	RMB-denominated ordinary shares	29,700,000
Shanghai Kangli Gong Mao Company	22,325,300	RMB-denominated ordinary shares	22,325,300
Bank of China Limited — ChinaAMC new economy flexible configured hybrid securities investment fund	19,645,656	RMB-denominated ordinary shares	19,645,656
NSSF Four Hundred One Combination	18,000,000	RMB-denominated ordinary shares	18,000,000
NSSF Four Hundred Twelve Combination	16,978,797	RMB-denominated ordinary shares	16,978,797
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation (“Sinopec Corp.”),
a state-owned enterprise legal person, does not have
any connected relationship with the other shareholders,
and is not an act-in-concert party of the other
shareholders under the “Administration Measures on
Acquisition of Listed Companies”. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited
is a nominee shareholder. Apart from the above, the
Company is not aware of any other connected
relationships among the other shareholders, or any act-
in-concert parties under the “Administration Measures
	on the Acquisition of Listed Companies”.

3.	Major Events

3.1 Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 30 September 2016	As at 31 December 2015	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	3,506,929	1,077,430	2,429,499	225.49	Increase in profit and cash generated from operating activities in the Reporting Period
Short-term borrowings	337,432	2,070,000	-1,732,568	-83.70	Recorded profit in the Reporting Period, resulting in a decrease in capital demand
Advance from customers	919,235	579,887	339,348	58.52	Increase in advance payments received from customers
Taxes payable	886,557	1,368,418	-481,861	-35.21	Decrease in consumption tax
Other payables	881,240	629,080	252,160	40.08	Increase in accrued repair cost
Specific reserve	38,702	953	37,749	3,961.07	Increase in the provisions for accrued safety production costs which was unused
Undistributed profits	7,078,086	4,028,025	3,050,061	75.72	Profit in the Reporting Period

Unit: RMB’000

Item	For the nine-month period ended 30 September		Increase/ decrease amount	Change (%)	Major reason for change
	2016	2015
Revenue	54,584,662	61,557,902	-6,973,240	-11.33	Fall in unit price of products
Cost of sales	38,530,849	46,009,615	-7,478,766	-16.25	A fall in the cost of crude oil, leading to the lower cost of raw materials
Taxes and surcharges	8,551,331	10,290,714	-1,739,383	-16.90	An decrease in consumption tax
Financial expenses-net	3,904	245,837	-241,933	-98.41	Fall in interest expenses of borrowings
Operating profit	5,309,117	2,919,132	2,389,985	81.87	A significant fall in the cost of major raw materials, increase in gross profit of products
Total profit	5,362,056	2,916,275	2,445,781	83.87	A significant fall in the cost of major raw materials, increase in gross profit of products
Net profit attributable to equity shareholders of the Company	4,130,061	2,245,704	1,884,357	83.91	A significant fall in the cost of major raw materials, increase in gross profit of products
Income tax expenses	1,225,758	640,499	585,259	91.38	Profit in the Reporting period

3.2 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

(1) Undertakings about Share Reform Proposal of the Company

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder China Petroleum & Chemical Corporation (“Sinopec Corp.”) has made the following undertakings which is effective until the end of the reporting period:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the relevant stock exchanges. Upon the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchanges shall not exceed 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not exceed 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform proposal and shall use this as a platform for the development of related businesses in future.

For more details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013. The A-share reform proposal was approved at the relevant A-share shareholder meeting held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares held by non-circulating shares shareholders obtained the right to circulate those shares in the market. For more details on the implementation of A-share reform proposal, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited A-share Reform Proposal” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

The aforementioned undertaking 1. has expired on 20 August 2016. For more details, please refer to related announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and the “Announcement on Sinopec Shanghai Petrochemical Company Limited A-share Reform Proposal Listing of Restricted Shares” published in Shanghai Securities News and China Securities Journal on 13 August 2016.

(2) Major shareholders’ undertakings not to reduce stock holdings

On 13 July, 2015, the Company received notice from the controlling shareholder, Sinopec Corp., that for the purposes of supporting the healthy development of the Group and to advance China’s economy and capital market momentum, Sinopec Corp. undertakes that it would not reduce its shareholdings in the Company within 6 months following the announcement. This undertaking expired on 13 January 2016.

With regard to the aforementioned three undertakings, the Company did not notice any conditions that violated the undertakings or any unfulfilled matters during the required period.

4	APPENDIX

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2016

	Unit: RMB’000
Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	3,506,929	1,077,430
Notes receivable	1,116,679	1,007,373
Accounts receivable	1,572,478	1,624,571
Advances to suppliers	97,489	15,131
Interests receivable	38	2,491
Other receivables	52,774	29,050
Inventories	4,798,924	4,178,188
Other current assets	137,667	209,746
Total current assets	11,282,978	8,143,980
Non-current assets
Long-term equity investments	3,543,145	3,471,139
Investment properties	395,405	405,572
Fixed assets	13,298,786	14,424,899
Construction in progress	862,434	722,520
Intangible assets	410,469	423,529
Long-term prepaid expenses	364,032	359,487
Deferred tax assets	101,426	71,045
Total non-current assets	18,975,697	19,878,191
Total assets	30,258,675	28,022,171

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2016

	Unit: RMB’000
Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	337,432	2,070,000
Notes payable	250,119	—
Accounts payable	3,415,713	3,017,878
Advances from customers	919,235	579,887
Employee benefits payable	168,625	39,999
Taxes payable	886,557	1,368,418
Interest payable	130	1,890
Dividends payable	22,740	19,119
Other payables	881,240	629,080
Total current liabilities	6,881,791	7,726,271
Non-current liabilities
Deferred revenue	152,500	160,000
Total non-current liabilities	152,500	160,000
Total liabilities	7,034,291	7,886,271
Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	539,837	516,624
Other comprehensive income	—	—
Specific reserve	38,702	953
Surplus reserve	4,493,260	4,493,260
Undistributed profits	7,078,086	4,028,025
Total equity attributable to equity shareholders of the Company	22,949,885	19,838,862
Minority interests	274,499	297,038
Total shareholders’ equity	23,224,384	20,135,900
Total liabilities and shareholders’ equity	30,258,675	28,022,171

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2016

Unit: RMB’000
Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	2,224,097	942,264
Notes receivable	1,048,324	679,084
Accounts receivable	663,481	1,034,286
Advances to suppliers	84,642	10,377
Dividends receivable	—	2,420
Other receivables	47,425	10,968
Inventories	4,598,026	3,955,550
Other current assets	39,553	86,481
Total current assets	8,705,548	6,721,430
Non-current assets
Long-term equity investments	4,689,864	4,550,126
Investment properties	392,568	402,581
Fixed assets	13,044,878	14,080,657
Construction in progress	861,059	722,520
Intangible assets	338,956	348,193
Long-term prepaid expenses	351,938	345,978
Deferred tax assets	91,164	62,867
Total non-current assets	19,770,427	20,512,922
Total assets	28,475,975	27,234,352

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2016

Unit: RMB’000
Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	392,000	2,499,000
Notes payable	126,000	—
Accounts payable	2,444,991	2,275,922
Advance from customers	697,329	446,318
Employee benefits payable	156,438	34,264
Taxes payable	854,317	1,330,067
Interest payable	122	2,370
Dividends payable	20,473	19,119
Other payables	777,427	843,724
Total current liabilities	5,469,097	7,450,784
Non-current liabilities
Deferred revenue	152,500	160,000
Total non-current liabilities	152,500	160,000
Total liabilities	5,621,597	7,610,784
Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	539,837	516,624
Other comprehensive income	—	—
Specific reserve	35,537	—
Surplus reserve	4,493,260	4,493,260
Undistributed profits	6,985,744	3,813,684
Total shareholders’ equity	22,854,378	19,623,568
Total liabilities and shareholders’ equity	28,475,975	27,234,352

4.2 CONSOLIDATED INCOME STATEMENTS

        FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2016	2015
Revenue	54,584,662	61,557,902
Less: Cost of sales	38,530,849	46,009,615
Taxes and surcharges	8,551,331	10,290,714
Selling and distribution expenses	354,298	375,943
General and administrative expenses	2,198,849	2,129,601
Financial expenses - net	3,904	245,837
Asset impairment losses	259,370	86,909
Add: Investment income	623,056	499,849
Including: Share of profits of associates and jointly controlled entities	623,056	462,695
Operating profit	5,309,117	2,919,132
Add: Non-operating income	125,368	43,254
Including: Profits on disposal of non-current assets	3,022	1,538
Less: Non-operating expenses	72,429	46,111
Including: Losses on disposal of non-current assets	34,216	13,557
Total profit	5,362,056	2,916,275
Less: Income tax expenses	1,225,758	640,499
Net profit	4,136,298	2,275,776
Attributable to equity shareholders of the Company	4,130,061	2,245,704
Minority interests	6,237	30,072
Other comprehensive income	—	—
Total comprehensive income	4,136,298	2,275,776
Attributable to equity shareholders of the Company	4,130,061	2,245,704
Minority interests	6,237	30,072
Earnings per share
Basic earnings per share (RMB)	0.382	0.208
Diluted earnings per share (RMB)	0.382	0.208

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

Unit: RMB’000

	Nine months ended 30 September
Items	2016	2015
Revenue	39,391,021	49,604,555
Less: Cost of sales	23,530,504	34,311,704
Taxes and surcharges	8,547,903	10,283,558
Selling and distribution expenses	277,634	287,247
General and administrative expenses	2,085,972	2,021,048
Financial expenses - net	4,810	261,379
Asset impairment losses	219,306	88,604
Add: Investment income	687,625	477,766
Including: Share of profits of associates and jointly controlled entities	640,892	433,879
Operating profit	5,412,517	2,828,781
Add: Non-operating income	122,267	39,228
Including: Profits on disposal of non-current assets	2,230	1,363
Less: Non-operating expenses	71,883	46,061
Including: Losses on disposal of non-current assets	33,814	13,516
Total profit	5,462,901	2,821,948
Less: Income tax expenses	1,210,841	612,123
Net profit	4,252,060	2,209,825
Other comprehensive income	—	—
Total comprehensive income	4,252,060	2,209,825

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2016	2015
Revenue	17,591,471	19,405,452
Less: Cost of sales	13,353,221	14,775,751
Taxes and surcharges	2,365,169	3,229,776
Selling and distribution expenses	118,626	114,362
General and administrative expenses	654,056	639,381
Financial expenses - net	1,921	105,300
Asset impairment losses	109,366	25,498
Add: Investment income	246,311	161,065
Including: Share of profits of associates and jointly controlled entities	246,311	130,842
Operating profit	1,235,423	676,449
Add: Non-operating income	108,004	24,846
Including: Profits on disposal of non-current assets	474	552
Less: Non-operating expenses	31,375	25,166
Including: Losses on disposal of non-current assets	7,691	4,644
Total profit	1,312,052	676,129
Less: Income tax expenses	277,517	148,813
Net profit	1,034,535	527,316
Attributable to equity shareholders of the Company	1,033,386	514,538
Minority interests	1,149	12,778
Other comprehensive income	—	—
Total comprehensive income	1,034,535	527,316
Attributable to equity shareholders of the Company	1,033,386	514,538
Minority interests	1,149	12,778
Earnings per share
Basic earnings per share (RMB)	0.096	0.048
Diluted earnings per share (RMB)	0.096	0.048

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

Unit: RMB’000

	Three months ended 30 September
Items	2016	2015
Revenue	12,195,462	15,330,208
Less: Cost of sales	8,013,676	10,786,131
Taxes and surcharges	2,364,869	3,226,903
Selling and distribution expenses	92,700	88,323
General and administrative expenses	617,630	604,164
Financial expenses - net	-549	111,015
Asset impairment losses	79,366	23,003
Add: Investment income	290,214	151,990
Including: Share of profits of associates and jointly controlled entities	243,481	121,767
Operating profit	1,317,984	642,659
Add: Non-operating income	106,274	22,147
Including: Profits on disposal of non-current assets	336	486
Less: Non-operating expenses	30,956	25,153
Including: Losses on disposal of non-current assets	7,416	4,637
Total profit	1,393,302	639,653
Less: Income tax expenses	275,351	134,775
Net profit	1,117,951	504,878
Other comprehensive income	—	—
Total comprehensive income	1,117,951	504,878

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

	Unit: RMB’000
	Nine months ended 30 September
Items	2016	2015
Cash flows from operating activities
Cash received from sales of goods or rendering of services	61,971,130	69,523,781
Refund of taxes and surcharges	128,052	39,831
Cash received relating to other operating activities	11,805	20,976
Sub-total of cash inflows	62,110,987	69,584,588
Cash paid for goods and services	41,620,052	50,704,016
Cash paid to and on behalf of employees	1,744,058	1,852,371
Payments of taxes and surcharges	13,013,041	13,248,306
Cash paid relating to other operating activities	432,365	391,210
Sub-total of cash outflows	56,809,516	66,195,903
Net cash flows generated from operating activities	5,301,471	3,388,685
Cash flows from investing activities
Cash received from entrusted lendings	66,000	42,000
Cash received from returns on investments	557,312	199,736
Net cash received from disposal of fixed assets	-4,679	5,922
Cash received relating to other investing activities	60,476	36,405
Sub-total of cash inflows	679,109	284,063
Cash paid to acquire fixed assets, intangible assets and other long-term assets	642,541	480,134
Cash payment of entrusted lendings	48,000	66,000
Sub-total of cash outflows	690,541	546,134
Net cash flows used in investing activities	-11,432	-262,071

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

	Unit: RMB’000
	Nine months ended 30 September
Items	2016	2015
Cash flows from financing activities
Cash received from borrowings	2,087,432	27,587,758
Sub-total of cash inflows	2,087,432	27,587,758
Cash repayments of borrowings	3,820,000	30,291,096
Cash paid for distribution of dividends or profits and interest expenses	1,124,473	207,523
Sub-total of cash outflows	4,944,473	30,498,619
Net cash flows used in financing activities	-2,857,041	-2,910,861
Effect of foreign exchange rate changes on cash and cash equivalents	-3,499	-430
Net increase in cash and cash equivalents	2,429,499	215,323
Add: Cash and cash equivalents at beginning of the period	1,077,430	279,198
Cash and cash equivalents at end of the period	3,506,929	494,521

COMPANY CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

	Unit: RMB’000
	Nine months ended 30 September
Items	2016	2015
Cash flows from operating activities
Cash received from sales of goods or rendering of services	45,131,420	56,364,217
Refund of taxes and surcharges	102,887	6,848
Cash received relating to other operating activities	9,650	17,125
Sub-total of cash inflows	45,243,957	56,388,190
Cash paid for goods and services	25,397,519	37,873,725
Cash paid to and on behalf of employees	1,623,062	1,733,048
Payments of taxes and surcharges	12,933,155	13,159,072
Cash paid relating to other operating activities	727,942	248,717
Sub-total of cash outflows	40,681,678	53,014,562
Net cash flows generated from operating activities	4,562,279	3,373,628
Cash flows from investing activities
Cash received from returns on investments	554,150	182,105
Net cash received from disposal of fixed assets	-5,505	5,577
Cash received relating to other investing activities	40,646	23,738
Sub-total of cash inflows	589,291	211,420
Cash paid to acquire fixed assets, intangible assets and other long-term assets	640,638	474,702
Sub-total of cash outflows	640,638	474,702
Net cash flows used in investing activities	-51,347	-263,282

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2016 (Unaudited)

	Unit: RMB’000
	Nine months ended 30 September
Items	2016	2015
Cash flows from financing activities
Cash received from borrowings	2,512,000	27,973,788
Sub-total of cash inflows	2,512,000	27,973,788
Cash repayments of borrowings	4,619,000	30,669,076
Cash paid for distribution of dividends or profits and interest expenses	1,122,099	200,007
Sub-total of cash outflows	5,741,099	30,869,083
Net cash flows used in financing activities	-3,229,099	-2,895,295
Effect of foreign exchange rate changes on cash and cash equivalents	—	6
Net increase in cash and cash equivalents	1,281,833	215,057
Add: Cash and cash equivalents at beginning of the period	942,264	186,348
Cash and cash equivalents at end of the period	2,224,097	401,405

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing Chairman

Shanghai, the PRC, 27 October 2016

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.